Email template sent to customers:

Hi xxxx,

We're thrilled to share with you that in the past we've raised over $500k in equity funding from investors such as Y Combinator.

Since our launch in 2019, we've been growing fast thanks to our customer base, so as a way to express our gratitude, we decided to allocate $50,000 of our current round to you.

With a small investment, you can become a shareholder and grow with us. Our mission is to transform the way remittances are sent. We started with Venezuela and plan to expand to other countries.

If you support what we're doing, feel free to join us.

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